

December 12, 2013

Via E-mail
Gary Riccio
Chief Executive Officer
BioPharma Manufacturing Solutions, Inc.
1443 Merion Way, #51G
Seal Beach, California 90740

Re: **BioPharma Manufacturing Solutions, Inc.**
Amendment No. 2 to Registration Statement on Form S-1
Filed November 13, 2013
File No. 333-184494

Form 8-K/A
Filed November 13, 2013
File No. 000-54423

Dear Mr. Riccio:

We have reviewed the above-captioned filings and have the following comments.

General

1. Please update your financial statements and financial information throughout the filing in accordance with Rule 8-08 of Regulation S-X.

2. We note that you acquired your predecessor, BPECS on October 11, 2012 and have the following comments in this regard:
   - Please include the carve-out financial statements of BPECS for the period ended October 10, 2012 and the year ended December 31, 2011. Please address the specific comments regarding the BPECS financial statements presented below under the heading, "Form 8-K/A Filed November 13, 2013";
   - Please note that the carve-out financial statements for the period ended October 10, 2012 must be audited. This audit requirement was previously communicated to you via a comment letter dated July 11, 2013; and
   - Given that the acquisition of BPECS occurred on October 11, 2012, please provide a pro forma statement of operations for the year ended December 31, 2012 in accordance with Rule 8-05(b)(1) of Regulation S-X.

Acquisition, page 20

3. We note that your pro forma balance sheet as of June 30, 2012 as well as the October 10, 2012 carve-out statement of assets and liabilities of BPECS included in the Form 8-K/A filed on November 13, 2013 do not reflect any of the assets you indicate were acquired in the Acquisition. Please address this apparent discrepancy by revising your disclosures, BPECS's statement of assets and liabilities and/or your pro forma balance sheet to fully address the nature of the physical assets, major software assets, engineering and validation assets, and sales and marketing assets BPECS used to generate the revenues reflected in its historical statements of revenues and expenses and those assets which you actually acquired from GMR.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

4. Please substantially expand management's discussion and analysis of your results and operations to discuss the results of operations of the registrant and its predecessor for each period presented. In this regard, you should fully discuss the results of operations of the BioPharma Manufacturing Solutions Inc. and its predecessor, BPECS, for the nine months ended September 30, 2013 as compared to the nine months ended September 30, 2012 and the year ended December 31, 2012 as compared to the year ended December 31, 2011. Given you acquired BPECS on October 10, 2012, ensure you include a discussion of the pro forma results of operations for the year ended December 31, 2012 as compared to BPECS's results of operations for the year ended December 31, 2011 as well as a discussion of your results of operations for nine months ended September 30, 2013 as compared to BPECS's results of operations for the nine months ended September 30, 2012. You should fully explain changes in revenues, cost of revenues and operating expenses for each period presented. For example, we note from BPECS's carve-out statements of revenues and expenses for the period from January 1, 2012 to October 10, 2012 and the year ended December 31, 2011, that salary expense was 47% and 56% of revenues and that BioPharma's cost of revenues for the nine months ended September 30, 2013 was 62% of revenues. The differences in costs on an absolute dollar basis and as a percentage of revenues should be fully explained. Please note that this is not intended to be an all-inclusive list of items you should discuss.

5. Fully discuss the material components underlying your operating expenses and the reasons for the changes for each period presented.

BioPharma Manufacturing Solutions Inc. Financial Statements, page F-1

6. We note that you have presented a statement of operations, stockholders' equity and cash flows for the year ended December 31, 2011. In addition, the audit report also refers to the statements of operations, stockholder's equity and cash flows for the year ended December 31, 2011. Since you were incorporated on April 20, 2011, it is not clear why

you have presented these financial statements for the year ended December 31, 2011, as opposed to the period from April 20, 2011 to December 31, 2011. Please advise or revise your disclosure herein as well as in your Form 10-K for the year ended December 31, 2012.

Form 8-K/A Filed November 13, 2013

Item 2.01 Completion of Acquisition or Disposition of Assets

7. We note that your pro forma balance sheet as of June 30, 2012 as well as the October 10, 2012 carve-out statement of assets and liabilities of BPECS included in the Form 8-K/A do not reflect any of the assets you indicate were acquired in the Acquisition. Please address this apparent discrepancy by revising your disclosures, BPECS's statement of assets and liabilities and/or your pro forma balance sheet to fully address the nature of the physical assets, major software assets, engineering and validation assets, and sales and marketing assets BPECS used to generate its revenues reflected in its historical statements of revenues and expenses and those assets which you actually acquired from GMR.

Report of Independent Registered Public Accounting Firm, page 17

8. Given that BioPharmaceutical Process Engineering and Consulting Services (BPECS) is deemed to be the predecessor of BioPharma Manufacturing Solutions, Inc, please advise your auditors that their audit must be conducted in accordance with the standards of Public Company Accounting Oversight Board and such standards should not be limited to the auditing standards.

9. Please request that your auditors audit and refer to the financial statements presented on pages 18 through 21. In this regard we also note that their audit report refers to the balance sheet and statement of revenues and direct expenses which are not the statements presented.

BioPharmaceutical Process Engineering and Consulting Services Carve-Out Financial Statements

10. You have labeled the Carve-Out Statements of Revenues and Expenses, Equity and Cash Flows as BioPharma Manufacturing Solutions Inc.'s financial statements. We assume these statements are actually BioPharmaceutical Process Engineering and Consulting Services' financial statements. Please advise or revise.

11. Anton & Chia LLP's audit report only covers the period as of and for the year ended December 31, 2011. Please revise to label the financial statements and the financial information included in the footnotes as of October 10, 2012 and the period then ended as unaudited.

12. As indicated to you via a comment letter dated July 11, 2013, the carve-out balance sheet should include all assets and liabilities of the BPECS business regardless of whether they were acquired or assumed by the Company and the carve-out statement of operations should include not only direct expenses of the BPECS business, but also an allocation of all other expenses of GMR pursuant to SAB Topic 1.B. We have the following comments regarding your basis of presentation:

- Please delete your reference to direct expenses as both direct and allocated expenses must be reflected in your carve-out financial statements;

- While we note that you have revised your disclosures to indicate that you have complied with SAB Topic 1.B.1 and that the title of your carve-out financial statements now refers to expenses rather than direct expenses, we note that the operating expenses reflected in your carve-out statements of revenues and expenses are the same as those in your carve-out statements of revenues and direct expenses financial statements presented in an email dated June 28, 2013. Please confirm that you have appropriately reflected all direct and allocated expenses;

- We refer you to your response to prior comment two from our letter dated February 21, 2013 and specifically your discussion of accounts receivables and accounts payable. You indicate that as of the time of acquisition of BPECS by BioPharma, there were no BPECS services contracts, accounts receivables or revenues transferred from GMR to BioPharma. Notwithstanding this fact, we assume there were receivables and payables as of October 10, 2012 and December 31, 2011 related to the BPECS revenues recorded for the period ended October 10, 2012 and the year ended December 31, 2011. As previously communicated to you, these receivables and payables should be reflected in your Statement of Assets and Liabilities;

- With reference to the Carve-Out Statement of Equity, please address the appropriateness of a zero balance as of January 1, 2011; and

- Please expand your disclosures to provide a rollforward of your Due from GMR Engineering account.

Unaudited Pro Forma Combined Financial Information, page 26

13. We note that you have presented pro forma combined balance sheets as of June 30, 2012 and December 31, 2011. Please note that you should only present a pro forma balance sheet as of the date of the most recent balance sheet. Please revise to only present a pro forma balance sheet as of June 30, 2012. Refer to Rule 8-05(b)(2) of Regulation S-X.

14. We note that you have presented pro forma combined statements of income for the three months ended June 30, 2012 and 2011 and six months ended June 30, 2012 and 2011. Please note that you should only present pro forma statements of income for the latest fiscal year and interim period. Please revise to present pro forma statements of income for the year ended December 31, 2011 and the six months ended June 30, 2012. Refer to Rule 8-05(b)(1) of Regulation S-X.

15. Please revise your pro forma balance sheets and statements of income to present columns related to the historical financial statements of BioPharma Manufacturing Solutions Inc. and BioPharmaceutical Equipment Engineering Consulting Services as of the dates presented. Also present a column to reflect the pro forma adjustments that arise due to the business combination. The final column should be a pro forma total column. In addition, the notes to the pro forma statements should clearly show how you arrived at each pro forma adjustment amount. You should also disclose any significant estimates or assumptions used to arrive at the pro forma adjustment amounts. We may have additional comments once this is completed.

Form 10-K for the Year Ended December 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 6

16. Please amend your Form 10-K to substantially expand management's discussion and analysis of your results and operations to discuss the results of operations of the registrant and its predecessor for each period presented. In this regard, you should fully discuss the results of operations of the BioPharma Manufacturing Solutions Inc. and its predecessor, BPECS, for the year ended December 31, 2012 as compared to the year ended December 31, 2011. Given you acquired BPECS on October 11, 2012, ensure you include a discussion of the pro forma results of operations for the year ended December 31, 2012 as compared to BPECS's results of operations for the year ended December 31, 2011. You should fully explain changes in revenues, cost of revenues and operating expenses for each period presented. For example, we note from BPECS's carve-out statements of revenues and expenses for the period from January 1, 2012 to October 10, 2012 and the year ended December 31, 2011, that salary expense was 47% and 56% of revenues and that BioPharma's cost of revenues for the nine months ended September 30, 2013 was 62% of revenues. These differences in costs on an absolute dollar basis and as a percentage of revenues should be fully explained. Please note that this is not intended to be an all-inclusive list of items you should discuss.

Financial Statements

17. Please amend your Form 10-K to present the carve-out financial statements of BioPharmaceutical Process Engineering and Consulting Services for the period ended October 10, 2012 and the year ended December 31, 2011. In this regard, we note that financial statements for the registrant and its predecessor should collectively be "as of" all dates and "for" all periods required by Rule 8-02 of Regulation S-X. Additionally, we note that the carve-out financial statements for the period ended October 10, 2012 must be audited. Please note that this audit requirement was previously communicated to you via a comment letter dated July 11, 2013.

Item 9A. Controls and Procedures, page 9

18. You define disclosure controls and procedures as those controls and procedures that "are effective for gathering, analyzing, and disclosing information needed to ensure that the information required to be disclosed by [you] in [your] periodic reports is recorded, summarized and processed timely." This is an incomplete definition of disclosure controls and procedures per Exchange Act Rules 13a-15(e) and 15d-15(e). Please revise your definition to clarify that disclosure controls and procedures are designed to ensure that information required to be disclosed in [your] filings under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms. In addition, your disclosure should also clarify that disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Alternatively, you may simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be.

19. You disclose that both officers are directly involved in your day-to-day operations. Please reconcile this statement with your disclosure on page 4 which states that you presently have only one employee.

20. Please help us understand how you concluded that your disclosure controls and procedures were effective as of December 31, 2012, given the material weaknesses that you identified. In this regard, we note that you concluded that your disclosure controls and procedures were not effective as of March 31, 2013, June 30, 2013 and September 30, 2013.

21. Please disclose whether there have been any changes in your internal controls and procedures that occurred during the most recently completed quarter. See Item 308(c) of Regulation S-K.

Form 10-Q for the Quarter Ended September 30, 2013

22. Please amend your Form 10-Q for the quarter ended September 30, 2013 to include the financial statements of BioPharma Manufacturing Solutions for the three and nine months ended September 30, 2012. In this regard, we note that financial statements for the registrant and its predecessor should collectively be "as of" all dates and "for" all periods required by Rule 8-03 of Regulation S-X.

<u>Item 2. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 8</u>

23. Please amend your Form 10-Q to substantially expand management's discussion and
analysis of your results and operations to discuss the results of operations of the registrant
and its predecessor for each period presented. In this regard, you should fully discuss the
results of operations of the BioPharma Manufacturing Solutions Inc. and its predecessor,
BPECS, for the nine months ended September 30, 2013 as compared to the nine months
ended September 30, 2012. You should fully explain changes in revenues, cost of
revenues and operating expenses of for each period presented. For example, we note
from BPECS's carve-out statements of revenues and expenses for the period from
January 1, 2012 to October 10, 2012 that salary expense was 47% of revenues and that
BioPharma's cost of revenues for the nine months ended September 30, 2013 was 62% of
revenues. These differences in costs on an absolute dollar basis and as a percentage of
revenues should be fully explained. Please note that this is not intended to be an all-
inclusive list of items you should discuss.

You may contact Jeff Gordon, Staff Accountant, at 202-551-3866 or Jeanne Baker, Staff
Accountant, at 202-551-3691 if you have questions regarding comments on the financial
statements and related matters. Please contact Asia Timmons-Pierce, Staff Attorney, at 202-551-
3754 or me at 202-551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: Anthony Patel (via e-mail)
    Lee Cassidy (via e-mail)
    James Cassidy (via e-mail)